UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Digital Media Solutions, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

25401G106
(CUSIP Number)

Joseph Marinucci, Manager
Prism Data, LLC
c/o Digital Media Solutions Holdings, LLC
4800 140th Avenue N., Suite 101
Clearwater, FL 33762
727.287.0428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Prism Data, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,958,914
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,958,914
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* All percentages of Common Stock outstanding contained herein are based on 39,836,114 shares of Class A Common Stock outstanding as of August 5, 2022, as reported in the Form 10-Q filed by the Issuer (as defined below) on August 9, 2022.

1	NAMES OF REPORTING PERSONS Joseph Marinucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,958,914
	9	SOLE DISPOSITIVE POWER 592,944
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,551,858
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* All percentages of Common Stock outstanding contained herein are based on 39,836,114 shares of Class A Common Stock outstanding as of August 5, 2022, as reported in the Form 10-Q filed by the Issuer (as defined below) on August 9, 2022.

EXPLANATORY NOTE
This Amendment No. 3 amends the initial Schedule 13D filed jointly by Prism Data, LLC (“Prism”) and Joseph Marinucci (collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020, as amended by Amendment No. 1 filed with the SEC on July 31, 2020 and by Amendment No. 2 filed with the SEC on October 26, 2020, with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”).  Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 3.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
The Reporting Persons believe that there are operational and strategic opportunities to maximize stockholder value at the Issuer.  As such, on September 7, 2022, Prism delivered a non-binding proposal (the “Proposal”) to the Board of Directors (the “Board”) of the Issuer with respect to an offer by Prism to acquire all of the outstanding shares of Class A Common Stock, $0.0001 par value per share, of the Issuer at a price per share of Class A Common Stock of $2.50 in cash.
The Proposal is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way Prism or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposal. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is incorporated by reference as Exhibit 99.12.
Neither the Proposal nor this Amendment No. 3 is meant to be, nor should be construed as, an offer to buy, or the solicitation of an offer to sell, any of the Issuer’s securities.
The Reporting Persons intend to have discussions with members of the Issuer’s Board regarding the Proposal.  The Reporting Persons may consider, explore and/or develop plans and/or make further proposals, with respect to the Issuer’s operations, Board structure (including Board composition), capital structure, capital allocation policies, assets, liabilities, strategy and plans, and potential business combinations, dispositions and strategic transactions pertaining to the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties). The Reporting Persons may engage in a number of conversations that may relate to one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons may communicate with the Issuer’s Board, or others (including other stockholders), regarding a broad range of operational and strategic matters and other matters relating to the Issuer and the Reporting Persons’ investment in the Issuer, and may exchange information with any such persons pursuant to appropriate confidentiality, non-disclosure or similar agreements.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future review or reconsider their position and/or formulate plans or proposals with respect thereto depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions. The Reporting Persons may take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 7. Material to be Filed as Exhibits.
99.12	Non-Binding Proposal of Prism Data, LLC to the Board of Directors of Digital Media Solutions, Inc., dated September 7, 2022.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2022
PRISM DATA, LLC

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci
Title:	Manager

JOSEPH MARINUCCI

By:	/s/ Joseph Marinucci
Name:	Joseph Marinucci